Exhibit 99.1 INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited - Expressed in thousands of Canadian dollars (“CAD”) except for share amounts)
	At September 30 2023	At December 31 2022
ASSETS
Current
Cash and cash equivalents (note 4)	$60,839	$50,915
Trade and other receivables (note 5)	5,648	4,143
Inventories (note 6)	3,296	2,713
Investments-equity instruments (note 7)	12,935	8,022
Investments-uranium (note 7)	9,938	-
Prepaid expenses and other	756	1,367
	93,412	67,160
Non-Current
Inventories-ore in stockpiles (note 6)	2,098	2,098
Investments-equity instruments (note 7)	236	87
Investments-uranium (note 7)	238,507	162,536
Investments-joint venture (note 8)	17,470	19,305
Restricted cash and investments (note 9)	11,374	11,105
Property, plant and equipment (note 10)	250,914	253,505
Total assets	$614,011	$515,796
LIABILITIES
Current
Accounts payable and accrued liabilities (note 11)	$10,991	$10,299
Current portion of long-term liabilities:
Deferred revenue (note 12)	4,914	4,915
Post-employment benefits (note 13)	120	120
Reclamation obligations (note 14)	1,420	2,865
Other liabilities (note 16)	221	216
	17,666	18,415
Non-Current
Deferred revenue (note 12)	30,344	28,380
Post-employment benefits (note 13)	1,028	1,081
Reclamation obligations (note 14)	27,261	26,594
Other liabilities (note 16)	245	360
Deferred income tax liability	3,255	4,950
Total liabilities	79,799	79,780
EQUITY
Share capital (note 17)	1,581,562	1,539,209
Contributed surplus (note 18)	70,211	70,281
Deficit	(1,119,358)	(1,175,256)
Accumulated other comprehensive income (note 19)	1,797	1,782
Total equity	534,212	436,016
Total liabilities and equity	$614,011	$515,796
Issued and outstanding common shares (note 17)	851,532,538	826,325,592
Commitments and contingencies (note 24) Subsequent events (note 25)
The accompanying notes are an integral part of the condensed interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) (Unaudited - Expressed in thousands of CAD dollars except for share and per share amounts)
	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022

REVENUES (note 21)	$2,770	$3,043	$7,345	$13,968

EXPENSES
Operating expenses (note 20 and 21)	(2,491)	(2,546)	(8,058)	(8,598)
Exploration (note 21)	(2,052)	(1,549)	(7,833)	(5,175)
Evaluation (note 21)	(5,217)	(6,730)	(12,601)	(17,811)
General and administrative (note 21)	(2,999)	(2,652)	(9,462)	(9,475)
Other income (note 20)	68,086	4,646	90,332	49,810
	55,327	(8,831)	52,378	8,751
Income (loss) before net finance expense, equity accounting	58,097	(5,788)	59,723	22,719

Finance expense, net (note 20)	(418)	(668)	(1,706)	(2,242)
Equity share of loss of joint venture (note 8)	(459)	(945)	(3,814)	(2,249)
Income (loss) before taxes	57,220	(7,401)	54,203	18,228
Income tax recovery:
Deferred	1,017	1,018	1,695	1,865
Net income (loss) for the period	$58,237	$(6,383)	$55,898	$20,093

Other comprehensive income (loss) (note 19):
Items that are or may be subsequently reclassified to income (loss):
Foreign currency translation change	(114)	(8)	15	(11)
Comprehensive income (loss) for the period	$58,123	$(6,391)	$55,913	$20,082

Basic and diluted net income (loss) per share:
Basic	$0.07	$(0.01)	$0.07	$0.02
Diluted	$0.07	$(0.01)	$0.07	$0.02

Weighted-average number of shares outstanding (in thousands):
Basic	840,036	819,228	836,174	817,317
Diluted	847,684	819,228	843,306	827,555

The accompanying notes are an integral part of the condensed interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Unaudited - Expressed in thousands of CAD dollars)
	Nine Months Ended September 30
	2023	2022

Share capital (note 17)
Balance-beginning of period	$1,539,209	$1,517,029
Shares issued for cash, net of issue costs	37,042	14,853
Other shares issued, net of issue costs	193	169
Share options exercised-cash	2,362	827
Share options exercised-transfer from contributed surplus	981	316
Share units exercised-transfer from contributed surplus	1,775	351
Balance-end of period	1,581,562	1,533,545

Contributed surplus
Balance-beginning of period	70,281	67,496
Share-based compensation expense (note 18)	2,686	2,934
Share options exercised-transfer to share capital	(981)	(316)
Share units exercised-transfer to share capital	(1,775)	(351)
Balance-end of period	70,211	69,763

Deficit
Balance-beginning of period	(1,175,256)	(1,189,610)
Net income	55,898	20,093
Balance-end of period	(1,119,358)	(1,169,517)

Accumulated other comprehensive income (note 19)
Balance-beginning of period	1,782	1,776
Foreign currency translation	15	(11)
Balance-end of period	1,797	1,765

Total Equity
Balance-beginning of period	$436,016	$396,691
Balance-end of period	$534,212	$435,556

The accompanying notes are an integral part of the condensed interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW (Unaudited - Expressed in thousands of CAD dollars)
	Nine Months Ended September 30
	2023	2022
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net income (loss) for the period	$55,898	$20,093
Adjustments and items not affecting cash and cash equivalents:
Depletion, depreciation, amortization and accretion	6,934	6,124
Fair value change losses (gains):
Investments-equity instruments (notes 7 and 20)	(2,645)	4,181
Investments-uranium (notes 7 and 20)	(85,910)	(32,216)
Warrants on investment (notes 7 and 20)	-	(1,592)
Share purchase warrants liabilities (note 20)	-	(16,923)
Joint venture-equity share of loss (note 8)	3,814	2,249
Recognition of deferred revenue (note 12)	(763)	(4,971)
Loss (gain) on property, plant and equipment disposals	(1,299)	28
Post-employment benefit payments (note 13)	(68)	(78)
Reclamation obligation expenditures (note 14)	(2,138)	(1,129)
Reclamation liability deposit from joint venture partner (note 14)	99	-
Share-based compensation (note 18)	2,686	2,934
Foreign exchange gain (note 20)	(150)	(902)
Deferred income tax recovery	(1,695)	(1,865)
Change in non-cash operating working capital items (note 20)	(571)	3,806
Net cash used in operating activities	(25,808)	(20,261)

INVESTING ACTIVITIES
(Decrease)/Increase in restricted cash and investments (note 9)	(269)	705
Purchase of investment in joint venture (note 8)	(1,979)	-
Additions of property, plant and equipment (note 10)	(1,525)	(6,093)
Proceeds on disposal of property, plant and equipment	125	8
Net cash used in investing activities	(3,648)	(5,380)

FINANCING ACTIVITIES
Issuance of debt obligations (note 16)	-	141
Repayment of debt obligations (note 16)	(164)	(154)
Proceeds from share issues, net of issue costs (note 17)	37,022	14,803
Proceeds from share options exercised (note 17)	2,362	827
Net cash provided by financing activities	39,220	15,617

Increase/(Decrease) in cash and cash equivalents	9,764	(10,024)
Foreign exchange effect on cash and cash equivalents	160	928
Cash and cash equivalents, beginning of period	50,915	63,998
Cash and cash equivalents, end of period	$60,839	$54,902

The accompanying notes are an integral part of the condensed interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023
(Unaudited - Expressed in CAD dollars except for shares and per share amounts)

1.
NATURE OF OPERATIONS

Denison Mines Corp. (“DMC”) and its subsidiary companies and joint arrangements (collectively, “Denison” or the “Company”) are engaged in uranium mining related activities, which can include acquisition, exploration, and development of uranium bearing properties, extraction, processing and selling of, and investing in uranium.

The Company has an effective 95.0% interest in the Wheeler River Joint Venture (“WRJV”), a 67.41% interest in the Waterbury Lake Uranium Limited Partnership (“WLULP”), a 22.5% interest in the McClean Lake Joint Venture (“MLJV”) (which includes the McClean Lake mill) and a 25.17% interest in the Midwest Joint Venture (“MWJV”), each of which are located in the eastern portion of the Athabasca Basin region in northern Saskatchewan, Canada. The McClean Lake mill is contracted to provide toll milling services to the Cigar Lake Joint Venture (“CLJV”) under the terms of a toll milling agreement between the parties (see note 12). In addition, the Company has varying ownership interests in several other development and exploration projects located in Saskatchewan, Canada.

Through its 50% ownership of JCU (Canada) Exploration Company, Limited (“JCU”), Denison holds further indirect interests in various uranium project joint ventures in Canada, including the Millennium project (JCU 30.099%), the Kiggavik project (JCU 33.8118%) and the Christie Lake project (JCU 34.4508%). See note 8 for details.

DMC is incorporated under the Business Corporations Act (Ontario) and domiciled in Canada. The address of its registered head office is 40 University Avenue, Suite 1100, Toronto, Ontario, Canada, M5J 1T1.

2.
STATEMENT OF COMPLIANCE

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2022. The Company’s presentation currency is Canadian dollars (“CAD”).

These financial statements were approved by the board of directors for issue on November 8, 2023.

3.
ACCOUNTING POLICIES

The significant accounting policies followed in these condensed interim consolidated financial statements are consistent with those applied in the Company’s audited annual consolidated financial statements for the year ended December 31, 2022.

The Company has considered the amendments to IAS 1: Presentation of Financial Statements, IAS 8: Accounting Policies, Changes in Account Estimates and Errors, IAS 12: Income Taxes and IFRS 17: Reporting Standard for Insurance Contracts, which are effective for annual periods beginning on or after January 1, 2023 and has concluded that these amendments have no impact on the Company’s condensed interim consolidated financial statements.

4.
CASH AND CASH EQUIVALENTS

The cash and cash equivalent balance consists of:

	At September 30	At December 31
(in thousands)	2023	2022

Cash	$1,659	$1,801
Cash in MLJV and MWJV	660	1,263
Cash equivalents	58,520	47,851
	$60,839	$50,915

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

5.
TRADE AND OTHER RECEIVABLES

The trade and other receivables balance consists of:

	At September 30	At December 31
(in thousands)	2023	2022

Trade receivables	$4,711	$3,184
Receivables in MLJV and MWJV	645	508
Sales tax receivables	266	428
Sundry receivables	26	23
	$5,648	$4,143

6.
INVENTORIES

The inventories balance consists of:

	At September 30	At December 31
(in thousands)	2023	2022

Inventory of ore in stockpiles	$2,098	$2,098
Mine and mill supplies in MLJV	3,296	2,713
	$5,394	$4,811

Inventories-by balance sheet presentation:
Current	$3,296	$2,713
Long term-ore in stockpiles	2,098	2,098
	$5,394	$4,811

7.
INVESTMENTS

The investments balance consists of:

	At September 30	At December 31
(in thousands)	2023	2022

Investments:
Equity instruments
Shares	$12,866	$8,022
Warrants	304	87
Physical Uranium	248,446	162,536
	$261,616	$170,645

Investments-by balance sheet presentation:
Current	$22,873	$8,022
Long-term	238,743	162,623
	$261,616	$170,645

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The investments continuity summary is as follows:

(in thousands)	Equity Instruments	Physical Uranium	Total Investments

Balance-December 31, 2022	$8,109	$162,536	$170,645
Acquired investments (note 10)	2,416	-	2,416
Change in fair value gain to profit (note 20)	2,645	85,910	88,555
Balance-September 30, 2023	$13,170	$248,446	$261,616

At September 30, 2023, the Company holds equity instruments consisting of shares and warrants in publicly traded companies and no debt instruments. Non-current equity instruments consist of warrants in publicly traded companies exercisable for a period more than one year after the balance sheet date.

Investment in uranium

At September 30, 2023, the Company continues to hold a total of 2,500,000 pounds of physical uranium as uranium oxide concentrates (“U3O8”) at a cost of $91,674,000 (US$ $74,140,000), including purchase commissions. Refer to note 25 for additional details.

8.
INVESTMENT IN JOINT VENTURE

The investment in joint venture balance consists of:

	At September 30	At December 31
(in thousands)	2023	2022

Investment in joint venture:
JCU	$17,470	$19,305
	$17,470	$19,305

A summary of the investment in JCU is as follows:

(in thousands)

Balance-December 31, 2022	$19,305
Investment at cost:
Equity share of loss	(3,814)
Additional investment in JCU	1,979
Balance-September 30, 2023	$17,470

JCU is a private company that holds a portfolio of twelve uranium project joint venture interests in Canada, including a 10% interest in the WRJV, a 30.099% interest in the Millennium project (Cameco Corporation 69.901%), a 33.8118% interest in the Kiggavik project (Orano Canada Inc. 66.1882%), and a 34.4508% interest in the Christie Lake project (UEC 65.5492%).

During the nine months ended September 30, 2023, each shareholder of JCU funded operations with an investment in JCU of $1,979,000. The investment was made by share subscription, where each shareholder acquired additional common shares in JCU in accordance with each shareholder’s pro-rata ownership interest in JCU. As a result, the Company’s ownership interest in JCU remained unchanged at 50%.

The following tables summarize the consolidated financial information of JCU on a 100% basis, taking into account adjustments made by Denison for equity accounting purposes (including fair value adjustments and differences in accounting policies). Denison records its equity share of earnings (loss) in JCU one month in arrears (due to the information not yet being available), adjusted for any known material transactions that have occurred up to the period end date on which Denison is reporting.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	At September 30	At December 31
(in thousands)	2023	2022

Total current assets(1)	$1,166	$2,273
Total non-current assets	38,459	38,371
Total current liabilities	(887)	(1,949)
Total non-current liabilities	(3,798)	(86)
Total net assets	$34,940	$38,609

		Nine Months Ended
		August 31, 2023(2)

Revenue		$-
Net loss		(7,628)
Other comprehensive income		$-

Reconciliation of JCU net assets to Denison investment carrying value:
Adjusted net assets of JCU–at December 31, 2022		$38,609
Net loss		(7,628)
Investment from owners		3,959
Net assets of JCU–at August 31, 2023		$34,940
Denison ownership interest		50.00%
Investment in JCU		$17,470

(1)
Included in current assets are $1,165,000 in cash and cash equivalents (December 31, 2022 - $1,473,000).
(2)
Represents JCU net loss for the nine months ended August 31, 2023 (recorded one month in arrears), adjusted for differences in fair value allocations and accounting policies.

9.
RESTRICTED CASH AND INVESTMENTS

The Company has certain restricted cash and investments deposited to collateralize a portion of its reclamation obligations. The restricted cash and investments balance consists of:

	At September 30	At December 31
(in thousands)	2023	2022

Cash and cash equivalents	$3,402	$3,133
Investments	7,972	7,972
	$11,374	$11,105

Restricted cash and investments-by item:
Elliot Lake reclamation trust fund	$3,402	$3,133
Letters of credit facility pledged assets	7,972	7,972
	$11,374	$11,105

At September 30, 2023 investments consist of guaranteed investment certificates with maturities of less than 90 days.

Elliot Lake reclamation trust fund

During the nine months ended September 30, 2023 the Company deposited an additional $864,000 into the Elliot Lake reclamation trust fund and withdrew $699,000.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Letters of credit facility pledged assets

At September 30, 2023, the Company has $7,972,000 on deposit with Bank of Nova Scotia (“BNS”) as pledged restricted cash and investments pursuant to its obligations under the letters of credit facility (see notes 14 and 16).

10.
PROPERTY, PLANT AND EQUIPMENT

The property, plant and equipment (“PP&E”) continuity summary is as follows:

	Plant and Equipment		Mineral	Total
(in thousands)	Owned	Right-of-Use	Properties	PP&E

Cost:
Balance-December 31, 2022	$108,068	$763	$180,219	$289,050
Additions (note 21)	1,145	34	380	1,559
Disposals	(260)	(28)	(1,242)	(1,530)
Balance-September 30, 2023	$108,953	$769	$179,357	$289,079

Accumulated amortization, depreciation:
Balance-December 31, 2022	$(35,150)	$(395)	$-	$(35,545)
Amortization	(141)	-	-	(141)
Depreciation (note 20)	(2,661)	(105)	-	(2,766)
Disposals	260	27	-	287
Balance-September 30, 2023	$(37,692)	$(473)	$-	$(38,165)

Carrying value:
Balance-December 31, 2022	$72,918	$368	$180,219	$253,505
Balance-September 30, 2023	$71,261	$296	$179,357	$250,914

Plant and Equipment – Owned

The Company has a 22.5% interest in the McClean Lake mill through its ownership interest in the MLJV. The carrying value of the mill, comprised of various infrastructure, building and machinery assets, represents $54,149,000, or 76.0%, of the September 30, 2023 total carrying value amount of owned Plant and Equipment assets.

The additions to PP&E during the nine months ended September 30, 2023 primarily relate to interests in mineral properties acquired in the period and renovations to an office building in Saskatoon.

Plant and Equipment – Right-of-Use

The Company has included the cost of various right-of-use (“ROU”) assets within its plant and equipment ROU carrying value amount. These assets consist of building, vehicle and office equipment leases. The majority of the asset value is attributable to the building lease assets for the Company’s office in Toronto and warehousing space in Saskatoon.

Mineral Properties

As at September 30, 2023, the Company has various interests in development, evaluation and exploration projects located in Saskatchewan, Canada, which are either held directly, or through contractual arrangements. The properties with significant carrying values are Wheeler River, Waterbury Lake, Midwest, Mann Lake, Wolly, Johnston Lake and McClean Lake, which together represent $163,119,000, or 90.9%, of the total mineral properties carrying value as at September 30, 2023.

During the nine months ended September 30, 2023, the Company entered into and completed an agreement to sell its 100% interest in the South Dufferin property to Skyharbour Resources Ltd (“Skyharbour”) in exchange for $125,000 in cash, 6,000,000 Skyharbour common shares, and 1,000,000 Skyharbour warrants with an exercise price of $0.60 and a 24 months term, for total consideration of $2,541,000 and a gain on sale of $1,299,000.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The accounts payable and accrued liabilities balance consists of:

	At September 30	At December 31
(in thousands)	2023	2022

Trade payables	$5,607	$5,434
Payables in MLJV and MWJV	4,866	4,036
Other payables	518	829
	$10,991	$10,299

12. DEFERRED REVENUE

The deferred revenue balance consists of:

	At September 30	At December 31
(in thousands)	2023	2022

Deferred revenue-pre-sold toll milling:
CLJV Toll Milling-Ecora	$35,258	$33,295
	$35,258	$33,295
Deferred revenue-by balance sheet presentation:
Current	$4,914	$4,915
Non-current	30,344	28,380
	$35,258	$33,295

The deferred revenue liability continuity summary is as follows:

(in thousands)	Deferred Revenue

Balance-December 31, 2022	$33,295
Revenue recognized during the period (note 21)	(763)
Accretion (note 20)	2,726
Balance-September 30, 2023	$35,258

Arrangement with Ecora Resources PLC (“Ecora”)

In February 2017, Denison closed an arrangement with Ecora, formerly named Anglo Pacific Group PLC, under which Denison received an upfront payment in exchange for its right to receive specified future toll milling cash receipts from the MLJV under the current toll milling agreement with the CLJV from July 1, 2016 onwards. The up-front payment was based upon an estimate of the gross toll milling cash receipts to be received by Denison.

The Ecora Arrangement represents a contractual obligation of Denison to pay onward to Ecora any cash proceeds of future toll milling revenue earned by the Company related to the processing of the specified Cigar Lake ore through the McClean Lake mill. The deferred revenue balance represents a non-cash liability, which is adjusted as any toll milling revenue received by Denison is passed through to Ecora, or any changes in Cigar Lake Phase 1 and Phase 2 tolling milling production estimates are recognized.

In the nine months ended September 30, 2023, the Company recognized $763,000 of toll milling revenue. Production-based revenue of $2,601,000 was recognized based on toll milling production of 10,310,000 pounds U3O8 (100% basis). This production-based revenue was partially offset by a $1,838,000 true-up adjustment to decrease the revenue recognized in prior periods as a result of changes in the estimates used to determine the toll milling drawdown rate. The true-up adjustment was predominantly driven by a change in the estimated timing of the milling of the Cigar Lake ore, following a series of announcements from the operators of the Cigar Lake mine that had the net effect of increasing mine production from previous planned amounts of 15 million pounds of U3O8 per year to 16.3 million pounds of U3O8 in 2023 and 18 million pounds per year starting in 2024.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under IFRS 15, Revenue from Contracts with Customers, the change in the estimated timing of the toll milling of the CLJV ore resulted in a decrease to the implied financing component of the toll milling transaction, decreasing the total deferred revenue to be recognized over the life of the toll milling contract, as well as the deferred revenue drawdown rate. The updated drawdown rate has been applied retrospectively to all pounds produced for the CLJV since the inception of the Ecora arrangement, resulting in the current period negative true-up.

For the comparative nine months ended September 30, 2022, the Company recognized $4,971,000 of toll milling revenue from the draw-down of deferred revenue, based on Cigar Lake toll milling production in the nine-month period (12,686,000 pounds U3O8 100% basis). The drawdown in the nine months ending September 30, 2022 included a cumulative increase in revenue for prior periods of $1,444,000 resulting from changes in estimates to the toll milling drawdown rate in the first quarter of 2022.

During the nine months ended September 30, 2023, the Company recognized accretion expense of $2,726,000, including a true-up adjustment of $452,000 due to the change in the estimated timing of milling of the Cigar Lake ore (September 30, 2022 $1,919,000 including a negative $297,000 true up adjustment).

The current portion of the deferred revenue liability reflects Denison’s estimate of Cigar Lake toll milling over the next 12 months. This assumption is based on current mill packaged production expectations and is reassessed on a quarterly basis.

13. POST-EMPLOYMENT BENEFITS

The post-employment benefits balance consists of:

	At September 30	At December 31
(in thousands)	2023	2022

Accrued benefit obligation	$1,148	$1,201
	$1,148	$1,201

Post-employment benefits-by balance sheet presentation:
Current	$120	$120
Non-current	1,028	1,081
	$1,148	$1,201

The post-employment benefits continuity summary is as follows:

(in thousands)	Post-Employment Benefits

Balance-December 31, 2022	$1,201
Accretion (note 20)	15
Benefits paid	(68)
Balance-September 30, 2023	$1,148

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

14. RECLAMATION OBLIGATIONS

The reclamation obligations balance consists of:

	At September 30	At December 31
(in thousands)	2023	2022

Reclamation obligations-by item:
Elliot Lake	$16,673	$16,634
MLJV and MWJV	10,480	10,069
Wheeler River and other	1,528	2,756
	$28,681	$29,459

Reclamation obligations-by balance sheet presentation:
Current	$1,420	$2,865
Non-current	27,261	26,594
	$28,681	$29,459

The reclamation obligations continuity summary is as follows:

(in thousands)	Reclamation Obligations

Balance-December 31, 2022	$29,459
Reclamation liability deposit from joint venture partner	99
Accretion (note 20)	1,261
Expenditures incurred	(2,138)
Balance-September 30, 2023	$28,681

Site Restoration: Elliot Lake

The Elliot Lake uranium mine was closed in 1992 and capital works to decommission this site were completed in 1997. The Company is responsible for monitoring the Tailings Management Areas at the Denison and Stanrock sites and for treatment of water discharged from these areas.

Spending on restoration activities at the Elliot Lake site is funded by the Elliot Lake Reclamation Trust fund (see note 9).

Site Restoration: McClean Lake Joint Venture and Midwest Joint Venture

Under the Saskatchewan Mineral Industry Environmental Protection Regulations (1996), the Company is required to provide its pro-rata share of financial assurances to the province of Saskatchewan relating to future decommissioning and reclamation plans that have been filed and approved by the applicable regulatory authorities. Accordingly, as at September 30, 2023, the Company has provided irrevocable standby letters of credit from a chartered bank in favour of the Saskatchewan Ministry of Environment, totalling $22,972,000, which relate to the most recently filed reclamation plan dated November 2021.

Site Restoration: Wheeler River and other

The Company’s exploration and evaluation activities, including those related to Wheeler River, are subject to environmental regulations as set out by the government of Saskatchewan. Accordingly, as at September 30, 2023, the Company has provided irrevocable standby letters of credit from a chartered bank in favour of the Saskatchewan Ministry of Environment, totalling $992,000, which relate to the most recently filed reclamation plan dated December 2022. In the nine months ended September 30, 2023, the Company received a deposit of $99,000 from its joint venture partner to cover its share of the required letters of credit.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

15. SHARE PURCHASE WARRANTS

In connection with the public offerings of units in February 2021 and March 2021, the Company issued 15,796,975 and 39,215,000 share purchase warrants to unit holders, respectively. The February 2021 warrants entitled the holder to acquire one common share of the Company at an exercise price of US$2.00 for 24 months after issuance (expired February 2023). The March 2021 warrants entitled the holder to acquire one common share of the Company at an exercise price of US$2.25 for 24 months after issuance (expired March 2023).

Since these warrants were exercisable in USD, which differs from the Company’s CAD functional currency, they were classified as derivative liabilities and were required to be carried as liabilities at Fair Value Though Profit or Loss. When the fair value of the warrants was revalued at each reporting period, the change in the liability was recorded through net profit or loss in “Other income (expense)”. At December 31, 2022, the fair value of the share purchase warrants were estimated to be $nil.

February 2021 Warrants

In February 2023, the outstanding share purchase warrants issued to unit holders expired.

March 2021 Warrants

In March 2023, the outstanding share purchase warrants issued to unit holders expired.

	Number of	Warrant
(in thousands except warrant amounts)	Warrants	Liability

Balance-December 31, 2022	55,006,475	$-
Expiry of share purchase warrants	(55,006,475)	-
Balance-September 30, 2023	-	$-

16. OTHER LIABILITIES

The other liabilities balance consists of:

	At September 30	At December 31
(in thousands)	2023	2022

Other liabilities:
Lease obligations	$323	$396
Loan obligations	143	180
	$466	$576

Other liabilities-by balance sheet presentation:
Current	$221	$216
Non-current	245	360
	$466	$576

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Debt Obligations

At September 30, 2023, the Company’s debt obligations are comprised of lease and loan liabilities. The debt obligations continuity summary is as follows:

	Lease	Loan	Total Debt
(in thousands)	Liabilities	Liabilities	Obligations

Balance-December 31, 2022	$396	$180	$576
Accretion (note 20)	21	-	21
Additions (note 10)	34	-	34
Repayments	(127)	(37)	(164)
Liability adjustment gain	(1)	-	(1)
Balance-September 30, 2023	$323	143	$466

Debt Obligations – Scheduled Maturities

The following table outlines the Company’s scheduled maturities of its debt obligations at September 30, 2023:

	Lease	Loan	Total Debt
(in thousands)	Liabilities	Liabilities	Obligations

Maturity analysis-contractual undiscounted cash flows:
Next 12 months	$166	55	$221
One to five years	187	95	282
More than five years	-	-	-
Total obligation-end of period-undiscounted	353	150	503
Present value discount adjustment	(30)	(7)	(37)
Total obligation-end of period-discounted	$323	143	$466

Letters of Credit Facility

In December 2022, the Company entered into an agreement with BNS to amend the terms of the 2022 Credit Facility to extend the maturity date to January 31, 2024 (“2023 Credit Facility”) and to increase the credit available under the facility by $992,000 to cover additional standby letters of credit with respect to environmental obligations associated with the Feasibility Field Test activities at Wheeler River. All other terms of the 2023 Credit Facility (tangible net worth covenant, investment amounts, pledged assets and security for the facility) remain unchanged by the amendment and the 2023 Facility remains subject to letter of credit and standby fees of 2.40% (0.40% on the $7,972,000 covered by pledged cash collateral) and 0.75% respectively. During the nine months ended September 30, 2023, the Company incurred letter of credit fees of $320,000 (September 30, 2022 - $287,000).

At September 30, 2023, the Company is in compliance with its facility covenants and has access to letters of credit of up to $23,964,000 (December 31, 2022 - $23,964,000). The facility is fully utilized as collateral for non-financial letters of credit issued in support of reclamation obligations for the MLJV, MWJV and Wheeler River (see note 14).

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

17. SHARE CAPITAL

Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

	Number of
	Common	Share
(in thousands except share amounts)	Shares	Capital

Balance-December 31, 2022	826,325,592	$1,539,209
Issued for cash:
Shares issued proceeds-total	19,786,160	37,887
Less: share issue costs	-	(845)
Other share issue proceeds-total	153,237	213
Less: other share issue costs	-	(20)
Share option exercises	2,970,381	2,362
Share option exercises-transfer from contributed surplus	-	981
Share unit exercises-transfer from contributed surplus	2,297,168	1,775
	25,206,946	42,353
Balance-September 30, 2023	851,532,538	$1,581,562

Unit and Other Share Issues

On September 16, 2021, the Company filed a short form base shelf prospectus with the securities’ regulatory authorities in each of the provinces and territories in Canada and a registration statement on Form F-10 in the United States (“2021 Shelf Prospectus”) to qualify the issuance of securities up to an aggregate offering amount of $250,000,000 during the 25-month period ended on October 16, 2023.

On September 28, 2021, Denison entered into an equity distribution agreement providing for an At-the-Market (“ATM”) equity offering program qualified by a prospectus supplement to the 2021 Shelf Prospectus (“2021 ATM Program"). The 2021 ATM Program allowed Denison, through its agents, to, from time to time, offer and sell, in Canada and the United States, such number of common shares as would have an aggregate offering price of up to US$50,000,000. The 2021 ATM Program was terminated on October 11, 2023.

During the nine months ended September 30, 2023, the Company issued 19,786,160 shares under the 2021 ATM Program. The common shares were issued at an average price of $1.91 per share for aggregate gross proceeds of $37,887,000. The Company also recognized issue costs of $845,000 related to these ATM share issuances, which include $757,000 of commissions and $88,000 associated with the maintenance of the 2021 Shelf Prospectus and 2021 ATM Program.

In total, as at September 30, 2023, the Company has issued 34,669,322 shares under the 2021 ATM Program for aggregate gross proceeds of $66,062,000. The common shares were issued at an average price of $1.91. The Company also recognized total issue costs of $2,192,000 related to its ATM share issuances which includes $1,321,000 of commissions and $871,000 associated with the set-up and maintenance of the 2021 Shelf Prospectus and 2021 ATM Program.

Refer to note 25 for additional details.

18. SHARE-BASED COMPENSATION

The Company’s share-based compensation arrangements include share options, restricted share units (“RSUs”) and performance share units (“PSUs”).

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Share-based compensation is recorded over the vesting period, and a summary of share-based compensation expense recognized in the statement of income (loss) is as follows:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2023	2022	2023	2022

Share based compensation expense for:
Share options	$(261)	$(360)	$(958)	$(1,119)
RSUs	(488)	(552)	(1,642)	(1,612)
PSUs	-	(70)	(86)	(203)
Share based compensation expense	$(749)	$(982)	$(2,686)	$(2,934)

An additional $2,913,000 in share-based compensation expense remains to be recognized, up until August 2026, on outstanding share options and share units at September 30, 2023.

Share Options

Share options granted in 2023 vest over a period of three years. A continuity summary of the share options granted under the Company’s Share Option Plan is presented below:

	2023
		Weighted
		Average
		Exercise
	Number of Common	Price per Share
	Shares	(CAD)

Share options outstanding-December 31, 2022	8,539,214	$1.09
Grants	1,785,000	1.49
Exercises (1)	(2,970,381)	0.80
Expiries	(24,000)	0.60
Forfeitures	(437,333)	1.40
Share options outstanding-September 30, 2023	6,892,500	$1.30
Share options exercisable-September 30, 2023	4,170,336	$1.09

(1)
The weighted average share price at the date of exercise was CAD$1.89.

A summary of the Company’s share options outstanding at September 30, 2023 is presented below:

	Weighted		Weighted-
	Average		Average
	Remaining		Exercise
Range of Exercise	Contractual	Number of	Price per
Prices per Share	Life	Common	Share
(CAD)	(Years)	Shares	(CAD)

Share options outstanding
$ 0.25 to $ 0.49	1.44	977,500	$0.46
$ 0.50 to $ 0.74	0.59	488,000	0.68
$ 0.75 to $ 0.99	-	-	-
$ 1.00 to $ 1.49	3.33	3,929,000	1.37
$ 1.50 to $ 1.99	3.47	1,417,000	1.83
$ 2.00 to $ 2.49	3.18	81,000	2.21
Share options outstanding-September 30, 2023	2.89	6,892,500	$1.30

Share options outstanding at September 30, 2023 expire between March 2024 and August 2028.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The fair value of each share option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the assumptions used in the model to determine the fair value of share options granted:

Nine Months Ended
September 30, 2023

Risk-free interest rate	3.68% to 4.70%
Expected stock price volatility	71.57 % to 73.41%
Expected life	3.41 to 3.43
Expected dividend yield	-
Fair value per options granted	0.79 to 0.98

Share Units

RSUs granted under the Share Unit Plan in 2023 vest ratably over a period of three years.

	RSUs		PSUs
		Weighted		Weighted
		Average		Average
	Number of	Fair Value	Number of	Fair Value
	Common	Per RSU	Common	Per PSU
	Shares	(CAD)	Shares	(CAD)

Units outstanding–December 31, 2022	6,416,089	$1.04	1,470,000	$0.77
Grants	1,456,000	1.50	-	-
Exercises (1)	(1,737,168)	0.76	(560,000)	0.80
Forfeitures	(153,334)	1.67	-	-
Units outstanding–September 30, 2023	5,981,587	$1.22	910,000	$0.74
Units vested–September 30, 2023	3,253,255	$0.85	910,000	$0.74

(1)
The weighted average share price at the date of exercise was $1.88 for RSUs and $1.89 for PSUs.

The fair value of each RSU and PSU granted is estimated on the date of grant using the Company’s closing share price on the day before the grant date.

19. ACCUMULATED OTHER COMPREHENSIVE INCOME

The accumulated other comprehensive income balance consists of:

	At September 30	At December 31
(in thousands)	2023	2022

Cumulative foreign currency translation	$435	$420
Experience gains-post employment liability
Gross	1,847	1,847
Tax effect	(485)	(485)
	$1,797	$1,782

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

20. SUPPLEMENTAL FINANCIAL INFORMATION

The components of Operating expenses are as follows:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2023	2022	2023	2022

Cost of goods and services sold:
Cost of goods sold-mineral concentrates	$-	$-	$-	$(444)
Operating overheads:
Mining, other development expense	(85)	(215)	(203)	(405)
Milling, conversion expense	(422)	(616)	(1,689)	(2,171)
Less absorption:
-Mineral properties	-	8	-	29
-Milling	-	-	-	(11)
Cost of services-Closed Mines Services	(1,937)	(1,662)	(6,025)	(5,193)
Cost of goods and services sold	(2,444)	(2,485)	(7,917)	(8,195)
Selling expenses	-	(14)	-	(48)
Sales royalties	-	-	-	(216)
Reclamation asset amortization	(47)	(47)	(141)	(139)
Operating expenses	$(2,491)	$(2,546)	$(8,058)	$(8,598)

The components of Other income are as follows:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2023	2022	2023	2022

Gains (losses) on:
Foreign exchange	$341	$615	$150	$902
Disposal of property, plant and equipment	-	8	1,299	(28)
Fair value changes:
Investments-equity instruments (note 7)	4,530	805	2,645	(4,181)
Investments-uranium (note 7)	63,089	2,637	85,910	32,216
Warrants on investment (note 7)	-	422	-	1,592
Share purchase warrant liabilities (note 15)	-	190	-	16,923
Gain on recognition of proceeds–UI Repayment Agreement	267	131	802	2,844
Uranium investment carrying charges	(95)	(88)	(286)	(259)
Other	(46)	(74)	(188)	(199)
Other income	$68,086	$4,646	$90,332	$49,810

       The components of Finance expense are as follows:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2023	2022	2023	2022

Interest income	$741	$439	$2,321	$791
Interest expense	(2)	(1)	(4)	(5)
Accretion expense	-
Deferred revenue (note 12)	(725)	(738)	(2,726)	(1,919)
Post-employment benefits (note 13)	(5)	(5)	(15)	(16)
Reclamation obligations (note 14)	(421)	(356)	(1,261)	(1,069)
Debt obligations (note 16)	(6)	(7)	(21)	(24)
Finance expense	$(418)	$(668)	$(1,706)	$(2,242)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

        A summary of depreciation expense recognized in the statement of income (loss) is as follows:

	Three Month Ended September 30		Nine Months Ended September 30
(in thousands)	2023	2022	2023	2022

Operating expenses:
Mining, other development expense	$-	$-	$(1)	$(1)
Milling, conversion expense	(422)	(613)	(1,690)	(2,166)
Cost of services	(53)	(47)	(159)	(135)
Evaluation	(144)	(67)	(433)	(130)
Exploration	(174)	(33)	(368)	(82)
General and administrative	(38)	(78)	(115)	(196)
Depreciation expense-gross	$(831)	$(838)	$(2,766)	$(2,710)

A summary of employee benefits expense recognized in the statement of income (loss) is as follows:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2023	2022	2023	2022

Salaries and short-term employee benefits	$(3,161)	$(2,528)	$(9,144)	$(8,860)
Share-based compensation (note 18)	(749)	(982)	(2,686)	(2,934)
Termination benefits	(7)	-	(107)	(2)
Employee benefits expense	$(3,917)	$(3,510)	$(11,937)	$(11,796)

The change in non-cash operating working capital items in the consolidated statements of cash flows is as follows:

	Nine Months Ended September 30
(in thousands)	2023	2022

Change in non-cash working capital items:
Trade and other receivables	$(1,505)	$(1,250)
Inventories	(582)	656
Prepaid expenses and other assets	592	637
Accounts payable and accrued liabilities	924	3,763
Change in non-cash working capital items	$(571)	$3,806

21. SEGMENTED INFORMATION

Business Segments

The Company operates in three primary segments – the Mining segment, the Closed Mine Services segment and the Corporate and Other segment. The Mining segment includes activities related to exploration, evaluation and development, mining, milling (including toll milling) and the sale of mineral concentrates. The Closed Mine Services segment includes the results of the Company’s mine decommissioning and other services provided to third parties. The Corporate and Other segment includes general corporate expenses not allocated to the other segments.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2023, reportable segment results were as follows:

(in thousands)	Mining	Closed Mines Services	Corporate and Other	Total

Statement of Operations:
Revenues	$763	6,582	-	7,345

Expenses:
Operating expenses	$(2,033)	(6,025)	-	(8,058)
Exploration	(7,833)	-	-	(7,833)
Evaluation	(12,601)	-	-	(12,601)
General and administrative	(19)	-	(9,443)	(9,462)
	(22,486)	(6,025)	(9,443)	(37,954)
Segment income (loss)	$(21,723)	557	(9,443)	(30,609)

Revenues-supplemental:
Environmental services	$-	6,582	-	6,582
Toll milling services-deferred revenue (note 12)	763	-	-	763
	$763	6,582	-	7,345

Capital additions:
Property, plant and equipment (note 10)	$447	113	999	1,559

Long-lived assets:
Plant and equipment
Cost	$98,925	4,342	6,455	109,722
Accumulated depreciation	(34,167)	(2,985)	(1,013)	(38,165)
Mineral properties	179,357	-	-	179,357
	$244,115	1,357	5,442	250,914

For the three months ended September 30, 2023, reportable segment results were as follows:

(in thousands)	Mining	Closed Mines Services	Corporate and Other	Total

Statement of Operations:
Revenues	$777	1,993	-	2,770

Expenses:
Operating expenses	$(554)	(1,937)	-	(2,491)
Exploration	(2,052)	-	-	(2,052)
Evaluation	(5,217)	-	-	(5,217)
General and administrative	-	-	(2,999)	(2,999)
	(7,823)	(1,937)	(2,999)	(12,759)
Segment income (loss)	$(7,046)	56	(2,999)	(9,989)

Revenues-supplemental:
Environmental services	$-	1,993	-	1,993
Toll milling services-deferred revenue (note 12)	777	-	-	777
	$777	1,993	-	2,770

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2022, reportable segment results were as follows:

(in thousands)	Mining	Closed Mine Services	Corporate and Other	Total

Statement of Operations:
Revenues	$7,957	6,011	-	13,968

Expenses:
Operating expenses	$(3,405)	(5,193)	-	(8,598)
Evaluation	(17,811)	-	-	(17,811)
Exploration	(5,175)	-	-	(5,175)
General and administrative	(21)	-	(9,454)	(9,475)
	(26,412)	(5,193)	(9,454)	(41,059)
Segment income (loss)	$(18,455)	818	(9,454)	(27,091)

Revenues–supplemental:
Environmental services	$-	6,011	-	6,011
Toll milling services–deferred revenue (note 12)	4,971	-	-	4,971
Uranium concentrate sale	2,986	-	-	2,986
	$7,957	6,011	-	13,968

Capital additions:
Property, plant and equipment	$1,934	293	3,941	6,168

Long-lived assets:
Plant and equipment
Cost	$94,116	4,366	11,718	110,200
Accumulated depreciation	(28,604)	(2,932)	(2,858)	(34,394)
Mineral properties	179,900	-	-	179,900
	$245,412	1,434	8,860	255,706

For the three months ended September 30, 2022, reportable segment results were as follows:

(in thousands)	Mining	Closed Mine Services	Corporate and Other	Total

Statement of Operations:
Revenues	$995	2,048	-	3,043

Expenses:
Operating expenses	$(884)	(1,662)	-	(2,546)
Evaluation	(6,730)	-	-	(6,730)
Exploration	(1,549)	-	-	(1,549)
General and administrative	(1)	-	(2,651)	(2,652)
	(9,164)	(1,662)	(2,651)	(13,477)
Segment income (loss)	$(8,169)	386	(2,651)	(10,434)

Revenues–supplemental:
Environmental services	$-	2,048	-	2,048
Toll milling services–deferred revenue (note 12)	995	-	-	995
	$995	2,048	-	3,043

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

22. RELATED PARTY TRANSACTIONS

Korea Electric Power Corporation (“KEPCO”) and Korea Hydro & Nuclear Power (“KHNP”)

Denison and KHNP Canada (which is an indirect subsidiary of KEPCO through KHNP) are parties to a strategic relationship agreement (the “KHNP SRA”). The KHNP SRA provides for a long-term collaborative business relationship between the parties, which includes a right of KHNP Canada to nominate one representative to Denison’s Board of Directors, provided that its shareholding percentage stays above 5%.

KHNP Canada is also the majority member of Korea Waterbury Lake Uranium Limited Partnership, which is a consortium of investors that holds the non-Denison owned interests in Waterbury Lake Uranium Corporation and WLULP, entities whose key asset is the Waterbury Lake property.

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel includes the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2023	2022	2023	2022

Salaries and short-term employee benefits	$(512)	$(543)	$(2,156)	$(2,711)
Share-based compensation	(544)	(774)	(2,017)	(2,422)
Key management personnel compensation	$(1,056)	$(1,317)	$(4,173)	$(5,133)

23. FAIR VALUE OF INVESTMENTS AND FINANCIAL INSTRUMENTS

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

●
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
●
Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●
Level 3 - Inputs that are not based on observable market data.

The fair value of financial instruments which trade in active markets, such as share and warrant equity instruments, is based on quoted market prices at the balance sheet date. The quoted market price used to value financial assets held by the Company is the current closing price. Warrants that do not trade in active markets have been valued using the Black-Scholes pricing model. Debt instruments have been valued using the effective interest rate for the period that the Company expects to hold the instrument and not the rate to maturity.

Except as otherwise disclosed, the fair values of cash and cash equivalents, trade and other receivables, accounts payable and accrued liabilities, restricted cash and cash equivalents and debt obligations approximate their carrying values as a result of the short-term nature of the instruments, the variable interest rate associated with the instruments or the fixed interest rate of the instruments being similar to market rates.

During 2023 and 2022, there were no transfers between levels 1, 2 and 3 and there were no changes in valuation techniques.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table illustrates the classification of the Company’s financial assets and liabilities within the fair value hierarchy as at September 30, 2023 and December 31, 2022:

	Financial	Fair	September 30,	December 31,
	Instrument	Value	2023	2022
(in thousands)	Category(1)	Hierarchy	Fair Value	Fair Value

Financial Assets:
Cash and equivalents	Category B		$60,839	$50,915
Trade and other receivables	Category B		5,648	4,143
Investments
Equity instruments-shares	Category A	Level 1	12,866	8,022
Equity instruments-warrants	Category A	Level 2	304	87
Restricted cash and equivalents
Elliot Lake reclamation trust fund	Category B		3,402	3,133
Credit facility pledged assets	Category B		7,972	7,972
			$91,031	$74,272

Financial Liabilities:
Account payable and accrued liabilities	Category C		10,991	10,299
Debt obligations	Category C		466	576
			$11,457	$10,875

(1)
Financial instrument designations are as follows: Category A=Financial assets and liabilities at fair value through profit and loss; Category B=Financial assets at amortized cost; and Category C=Financial liabilities at amortized cost.

Investments in uranium are categorized in Level 2. Investments in uranium are measured at fair value at each reporting period based on the month-end spot price for uranium published by UxC and converted to Canadian dollars during the period-end indicative foreign exchange rate.

24. COMMITMENTS AND CONTINGENCIES

General Legal Matters

The Company is involved, from time to time, in various legal actions and claims in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.

25. SUBSEQUENT EVENTS

Strategic Investment in F3 Uranium Corp.

In October, 2023 the Company committed to and completed a $15,000,000 strategic investment in F3 Uranium Corp. (“F3”) in the form of unsecured convertible debentures (the “Debentures”). The Debentures carry a 9% coupon (the “Interest”), payable quarterly over a 5-year term and will be convertible at Denison’s option into common shares of F3 at a conversion price of $0.56 per share (the “Conversion Price”). F3 has, at its sole discretion, the right to pay up to one-third of the Interest in common shares of F3 issued at a price per common share equal to the volume weighted average share price of F3’s common shares on the TSX Venture Exchange for the 20 trading days ending on the day prior to the date on which such payment of Interest is due. F3 will also have certain redemption rights on or after the third anniversary of the date of issuance of the Debentures and/or in the event of an F3 change of control.

Bought Deal Offering

On October 16, 2023, the Company closed a bought deal public offering (the “Offering”) of 37,000,000 common shares at a price of US$1.49 per share, for total gross proceeds of $75,082,000 (US$55,130,000).

Sale of Uranium

In October 2023, Denison finalized an agreement to sell 100,000 pounds of U3O8 at a price of US$72.00 per pound for delivery in November 2023. Also in October, the Company reached commercial terms to sell an additional 100,000 pounds of U3O8 at a price of US$74.75 per pound for delivery in December 2023.